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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this Prospectus before investing in our common shares. Investing in our common shares involves a high degree of risk. Any of the following factors could harm our business and could result in a partial or complete loss of your investment.

                            OUR BUSINESS IS CYCLICAL

        Demand for leased containers and container leasing rates depend largely upon levels of world trade. Recessionary business cycles and worldwide oversupplies of containers can negatively impact our operating results. During economic downturns, ocean carriers tend to lease fewer containers and rely on their own fleets to satisfy a greater percentage of their requirements. Thus, a decrease in the volume of world trade could adversely affect our financial results.



        Our industry has experienced cyclical downturns during the last fifteen years. Since 1996, the container leasing industry has experienced declines in container utilization and daily container rental rates due to consolidation in the global shipping industry. While we have observed an improvement in terms of world trade since the second quarter of 1999, as the economies of Asia and Latin America recover from the financial crises that affected them in 1997, and while we have seen indications that containerized trade volumes from North America and Europe to Asia may be increasing, these positive signs have yet to have a positive impact upon Cronos' operating performance. At December 31, 1999, the combined utilization of our container fleet (based on approximate original equipment cost) stood at 80%. This utilization represents an improvement over the utilization of 75% reported at the end of 1998. However, our utilization at December 31, 1999 was still lower than it was during the first six months of 1998. During the course of 1999, our per diem container rental rate fell by approximately 11%.

        Other factors that affect the demand for leased containers and utilization and per-diem rental rates include the supply and pricing of new and used containers, economic conditions in the shipping industry, the availability of financing, fluctuations in interest rates, currency valuations, import-export restrictions, quotas, tariffs, exchange restrictions, other governmental regulations, and other factors that are inherently unpredictable and beyond the control of Cronos.

                             DEPENDENCE ON FINANCING

        We are heavily dependent upon third parties to supply us with the capital needed to acquire containers. Our operations require significant capital on an ongoing basis to expand the size of our fleet and to replace our existing fleet of containers. We have historically funded container fleet expansion through a combination of secured debt financings, capital leases, management of containers for third-party container owners, and the sponsorship of public limited partnerships in the United States.

        All of the containers owned by Cronos are pledged to secure borrowings. Additional financing will be necessary if we are to continue to increase the rate of expansion of our fleet. We may not be able to obtain such financing when needed or on terms favorable to us. Furthermore, delays in obtaining financing for containers Cronos has ordered from container manufacturers could require Cronos to reduce or curtail future orders, resulting in a reduction in the expansion of our container fleet.

        As of December 31, 1999, approximately 35% of our total container fleet had been financed by United States public limited partnerships. During 1997, 1998, and 1999 approximately 34%, 40%, and 43% respectively, of our gross lease revenue was generated by containers managed by Cronos for third parties, and approximately 38%, 35%, and 33% respectively, of our gross lease revenue was generated from containers owned by public limited partnerships. We have not offered a public limited partnership since 1997. While we intend to offer a limited partnership to the public in the year 2000, there can be no assurance that we will be successful in doing so or that the financing of our container fleet through the offering of public limited partnerships will be a source of financing for us in the future.

        As of December 31, 1999, we had total borrowings of $110 million, of which $30 million (27%) bore interest at fixed rates and the remaining $80 million (73%) bore interest at variable rates. All of the variable rate borrowings bear interest at a margin over an established market rate (e.g., LIBOR) or over the lender's own base rate. An


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increase of 1% in these base rates, leaving all other factors constant, would increase our annual interest expense on the borrowings outstanding at December 31, 1999, by $0.8 million.

                            WE FACE STIFF COMPETITION

        We compete for lessees of our containers with several large container leasing companies that have substantially greater financial and other resources than we do. Competition among container leasing companies is based upon several factors, including the location and availability of inventory, lease rates, service, and the quality of containers. The industry has been in a period of consolidation since 1993. As of December 31, 1999, the two largest container leasing companies had fleets totaling approximately 2.3 million TEUs, or 42% of the worldwide leased container fleet. Our larger competitors might be able to exploit their greater financial resources and economies of scale and reduce per-diem rates to enhance their market share. In addition, an increase in the availability of capital or sustained low rates of interest could provide an incentive for ocean carriers to purchase containers rather than to lease them from the container leasing industry.

                               DEFAULTS BY LESSEES

        We are dependent upon our lessees continuing to make lease payments for their containers. A default by a lessee under a lease may cause us to lose revenues for past services as well as future revenues. In addition, the equipment may be returned to us in a location where we may be unable to arrange efficiently for the re-leasing or the sale of such equipment, in which event we could incur additional operating expenses. Consequently, defaults may prevent us from being able to recover our investment in such equipment. In addition, due to a variety of factors, repossession from defaulting lessees may be difficult in certain jurisdictions.

        In each of the last five years, Cronos' write-offs for specific doubtful accounts have been less than 2% of annual gross lease revenue, although no assurance can be given that the level of lessee defaults will remain at this level or not increase to an extent that would materially affect our results of operations or financial condition.

                         DISPUTE WITH THE CONTRIN GROUP

        We manage containers for investment entities sponsored or affiliated with Contrin Holding S.A., a Luxembourg holding company (collectively "Contrin"). Approximately 1.6% (measured by TEUs) of the fleet of containers we manage for third parties is owned by members of the Contrin Group. We are in a dispute with Contrin over funds that Contrin claims to have remitted to Cronos for the purchase of containers. Contrin claims that in 1994 it transmitted $2.6 million to Cronos for the purchase of containers. We believe that these funds were not received by us but were diverted to an account in the name of and/or controlled by our former chairman, Stefan M. Palatin, and that this was known or should have been known by Contrin. We also believe that the bank that received the funds is at fault. Contrin's counsel has advised us that Contrin will institute proceedings for the recovery of the $2.6 million against Cronos, together with accrued interest. While we believe that we have meritorious defenses to Contrin's claims, if a proceeding is instituted, we could lose and be obligated to pay Contrin the money it is demanding.

               THE SEC'S NOVEMBER 15, 1999 CEASE-AND-DESIST ORDER

        On November 15, 1999, we consented to the entry by the SEC of an administrative cease and desist order (the "Order"). Without admitting or denying the findings made by the SEC in the Order, we agreed to cease and desist from committing or causing any future violation of certain antifraud, reporting, and recordkeeping provisions of the Federal securities laws. The SEC's investigation of the Company began in February 1997 and was triggered by the actions of our former chairman, Stefan M. Palatin. Cronos' Board removed Mr. Palatin as CEO in May 1998 and, in July 1998, Mr. Palatin resigned from our Board. While Mr. Palatin is no longer an officer or director of the Company, he continues to control approximately 20% of our outstanding common shares.

        The SEC made certain findings by its Order. We neither admitted nor denied the findings made by the SEC. The SEC found that Cronos, under the domination and control of Mr. Palatin, misrepresented, through affirmative misstatements and omissions in its public statements and filings with the SEC, transactions it had with Mr. Palatin for the period from December 1995 through 1997, including:

        - That Mr. Palatin had intercepted payments between Cronos and one of its major customers (which Mr. Palatin also controlled);


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        - That Cronos paid Mr. Palatin millions of dollars in 1994 before Cronos first sold its shares of Common Stock to the public;

        - That Mr. Palatin sold shares in Cronos' initial public offering through another entity which he controlled;

        - That Cronos paid additional monies to Mr. Palatin shortly after the 1995 offering; and

        - That Mr. Palatin did not own certain collateral that he pledged to secure loans he owed to Cronos.

        The SEC further found that Cronos systematically fired or demoted employees and directors who challenged or questioned Mr. Palatin's transactions or the disclosures of the Company related thereto.

        While the Order did not impose any fine or penalty against Cronos, we are unable to predict what impact, if any, it will have on our future business or whether it will lead to future litigation involving Cronos. Under the Order, we have designated an agent for service of process with respect to any proceeding instituted by the SEC to enforce the Order or with respect to any future investigation of the Company by the SEC. In addition, the entry of the Order precludes the Company and persons acting on its behalf from relying upon certain protections accorded to forward-looking statements by the Securities Act of 1933 and the Securities Exchange Act of 1934 for the three years ended November 14, 2002.

                        CONTROL BY PRINCIPAL SHAREHOLDERS

        Our four largest shareholders or groups of shareholders control approximately 60% of our outstanding common shares. These shareholders, individually, or as a group (were they to associate as a group), could have the ability to elect members of our Board of Directors and to control the outcome of certain matters submitted to a vote of shareholders, such as any proposed merger or consolidation of Cronos.

       Our largest shareholder remains Stefan M. Palatin, our former Chief Executive Officer and Chairman of the Board. We are in a dispute with Mr. Palatin over monies he owes to us under promissory notes he signed in favor of a subsidiary of the Company. In November 1999, we brought an action in New York State Court to collect on the promissory notes, and on February 8, 2000, we obtained a default judgment against Mr. Palatin in the amount of $6,583,666. We do not know whether we will be able to collect on this judgment against Mr. Palatin, as he is not resident in the United States. As a result of this and other disputes between the Company and Mr. Palatin, we anticipate that Mr. Palatin will vote the common shares that he exercises control over against the recommendations of management on proposals we may submit to our shareholders.

                     LACK OF LIQUIDITY FOR OUR COMMON SHARES

        Because of the percentage of our common shares controlled by a few shareholders or groups of shareholders, the trading volume in our common shares is low. For 1999, the average daily trading volume in our shares was 9,288 shares, or approximately 0.1% of our outstanding shares as of December 31, 1999. The effect of limited liquidity can be to make it more difficult to sell our common shares and can increase the volatility of the price of our common shares.

      OUR SHAREHOLDER RIGHTS PLAN MAY LIMIT THE VALUE OF OUR COMMON SHARES

        On October 25, 1999, we adopted a shareholder rights plan, commonly referred to as a "poison pill." We adopted the plan in response to the unsolicited proposal by one of our competitors, Interpool, Inc., to acquire the Company by merger with Interpool's 50%-owned subsidiary, Container Applications International, Inc., for $5.00 per share in cash for all of our outstanding common shares. We discuss Interpool's proposal under "Recent Developments" above.

        Pursuant to the shareholder rights plan, Cronos declared an allocation of one right to purchase one-tenth of a share of our common stock for each outstanding share of common stock, payable to our shareholders of record on October 25, 1999. Each right, when it becomes exercisable, entitles the registered holder to purchase from Cronos one-tenth of a share of common stock at a price per whole share of common stock of $16, subject to adjustment. The rights generally become exercisable when a person or a group of persons acquires the beneficial ownership of 20%


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or more of our outstanding common shares, or after the commencement of or announcement of an intention to make a tender or exchange offer for our shares that would result in a person or group becoming the beneficial owner of 20% or more of our shares. The rights would not be triggered in the event that an acquisition, or a tender or exchange offer, is at a price and on terms that the Board of Cronos determines to be adequate and in the best interest of Cronos and its shareholders. The plan is designed to prevent takeover attempts of the Company, including any such attempt by Interpool, without the approval of the Company's Board. The plan can also have the effect of discouraging bidders interested in taking over the Company and of depressing the price at which our common shares would otherwise trade to reflect this reduced interest.

                         SHARES ELIGIBLE FOR FUTURE SALE

        There are currently 9,158,378 shares of our common stock outstanding. In addition, our Chief Executive Officer, Mr. Tietz, holds an option to acquire 300,000 of our common shares, and the Board adopted, and the shareholders at our meeting held January 13, 2000 approved, our 1999 Stock Option Plan, which authorizes the grant of options to our officers and employees for the purchase of 500,000 common shares. On February 4, 2000, the Compensation Committee of our Board authorized the grant of options for 420,000 of our common shares under the 1999 Stock Option Plan to eight officers of subsidiaries of the Company. In addition, two of our lenders hold warrants to purchase, in the aggregate, 200,000 of our common shares. Other than for the shares held by certain of our largest shareholders, virtually all of our outstanding common shares are available for immediate resale without restriction. In addition, by the Registration Statement of which this Prospectus is a part and by a separate Registration Statement, the 1,000,000 shares issuable upon exercise of options granted to Mr. Tietz and that have been or may be granted to officers and employees of the Company, or issuable to our lenders under the warrants held by them, may upon issuance to the option holders and/or warrant holders be generally resold without restriction. Given the limited liquidity of the market for our common shares, the sale of the common shares covered hereby in open market transactions, or sales of common stock by our existing shareholders in material amounts, could depress the market price of our common shares.

                      WE ARE DEPENDENT UPON KEY MANAGEMENT

        Most of our senior executives and other management-level employees have been with us for over five years and have significant industry experience. The loss of the services of one or more of them could have a material adverse effect on our business. We believe that our future success will depend on our ability to retain key members of our management team and to attract capable management in the future. There can be no assurance that we will be able to do so. We do not maintain "key man" life insurance on any of our officers.

      FLUCTUATIONS IN FOREIGN EXCHANGE RATES COULD REDUCE OUR PROFITABILITY

        Substantially all of our revenues are billed and paid in U.S. dollars, and approximately 78% of our costs in 1999 were incurred and paid in U.S. dollars. Of the remaining costs, most are not predictable and individually are of small amounts and in various denominations, and thus are not suitable for cost-effective hedging. From time to time we hedge a portion of the expenses which are predictable and are principally in U.K. pounds sterling. In addition, almost all of our container purchases are paid for in U.S. dollars. There can be no assurance that exchange rate fluctuations will not adversely affect our results of operations and financial condition.

      WE MAY BE LIABLE FOR ENVIRONMENTAL CLEANUP AS THE OWNER OF CONTAINERS

        Under the state and federal laws of the United Sates and the laws of certain other countries, the owner of a container may be liable for environmental damage, cleanup or other costs in the event of actual or threatened contamination resulting from discharge of material from a container. There is a possibility that such liability or a portion thereof may be imposed on a container owner, such as Cronos, even if the owner is not at fault. Although we maintain insurance against property damage and bodily injury and generally we require lessees of containers to obtain similar insurance, there can be no assurance that such insurance will protect us fully against damages stemming from this risk or that we will be able to avoid liability for environmental damages or costs relating to the operations of our lessees.

        Many countries, including the United States, have taken action, both collectively and individually, to regulate chlorofluorocarbon compounds ("CFCs"). CFCs historically have been used in the manufacture and operation of refrigerated containers, including those we purchased prior to June 1993. Refrigerated containers that we have purchased since that date do not use CFCs as a refrigerant gas. The possibility exists that at some time in the future


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market pressures or possible governmental regulations may require refrigerated containers using CFCs to be retrofitted with non-CFC refrigerants. Also, there can be no assurance that the replacement refrigerant used in our new refrigerated containers will not become subject to similar market pressures or governmental regulations. We may have to bear all or a substantial portion of such costs relating to retrofitting the refrigerated containers that we own. Although no assurance can be given in this regard, we do not believe that any such further expenses would be material in relation to our financial position and results of operation. In addition, refrigerated containers that are not retrofitted may command lower prices in the market for used containers once we retire these containers from our fleet.

                    CONSEQUENCES OF LUXEMBOURG INCORPORATION

        We are organized as a Luxembourg company, and are governed by our Articles of Incorporation, the Luxembourg Company Act of August 10, 1915, as amended, and the Luxembourg Law on Holding Companies of July 31, 1929. Luxembourg law differs in certain respects from the corporate laws of most states of the United States. Principles of law relating to such matters as corporate procedures, fiduciary duties of management, and the rights of our shareholders may differ from those that would apply if we were incorporated in a state of the United States. For example, our authorized but unissued capital stock is eliminated every five years unless the shareholders reauthorize it, which is not typically required in the United States, and shareholders have preemptive rights unless such rights are suppressed every five years. In addition, Luxembourg law imposes a 1.0% tax on most new issuances of shares that increase shareholders' equity.

                            HOLDING COMPANY STRUCTURE

        We are a holding company. We derive all of our operating income and cash flow from our subsidiaries. We rely upon distributions from our subsidiaries and intercompany borrowings to generate the funds necessary to meet our obligations. The ability of our subsidiaries to make payments to us is subject, among other things, to applicable laws of their respective jurisdictions of incorporation and such restrictions as may be contained in credit agreements or other financing arrangements entered into by such subsidiaries. Claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our shareholders.


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